

Mail Stop 3561

March 11, 2008

<u>Via Fax & U.S. Mail</u>

Mr. L. Frederick Sutherland
Chief Financial Officer
ARAMARK Corporation
ARAMARK Tower
1101 Market Street
Philadelphia, Pennsylvania 19107

> **Re: ARAMARK Corporation**
> **Form 10-K for the year ended September 30, 2007**
> **File No. 001-04762**

Dear Mr. Sutherland:

     We have reviewed your response letter dated March 4, 2008 and have the following comments. We think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

     Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended September 30, 2007

General

1. Please ensure you file correspondence related to this filing under the correct entity and file number; specifically, you filed the response under file number 001-16807, for which no public entity currently exists as a Form 15-12B was filed on February 12, 2007. Please file under the current public entity 001-04762.

Item 7. Management's Discussion and Analysis

Explanatory Note, page 27

2. Refer to your response to our prior comment 2. We acknowledge your response to our original comment. However, we agree with your characterization of these numerical totals as not compliant with U.S. GAAP and we object to the use of non-GAAP numbers for purpose of your primary narrative. We continue to believe that you should comply with our prior comment. Alternatively, we will not object if you elect to provide a comparative discussion of the actual operating results for fiscal 2006 to the operating results of fiscal 2007 prepared on a pro forma basis. If you elect the latter option, please represent in the filing that the pro forma numbers utilized in your narrative have been prepared in accordance with the provisions of Article 11 of Regulation S-X.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-2204 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief